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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549

                    FORM N-17F-2

 Certificate of Accounting of Securities and Similar
            Investments in the Custody of
           Management Investment Companies
      Pursuant to Rule 17f-2 [17 CFR 270.17F-2]
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1. Investment Company Act File Number:                                                         Date examination completed:

811-752                                                                                        October 31, 2001
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2. State identification Number:
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    AL                   AK                  AZ                   AR                   CA                    CO
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    CT                   DE                  DC                   FL                   GA                    HI
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    ID                   IL                  IN                   IA                   KS                    KY
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    LA                   ME                  MD                   MA                   MI                    MN
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    MS                   MO                  MT                   NE                   NV                    NH
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    NJ                   NM                  NY                   NC                   ND                    OH
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    OK                   OR                  PA                   RI                   SC                    SD
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    TN                   TX                  UT                   VT                   VA                    WA
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    WV                   WI                  WY                   PUERTO RICO
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    Other (specify):
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3. Exact name of investment company as specified in registration statement:

Mutual Investment Fund of Connecticut, Inc.
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5. Address of principal executive office (number, street, city, state, zip code):

450 Church Street, Hartford, Connecticut 06103
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                        REPORT OF INDEPENDENT ACCOUNTANTS




TO THE BOARD OF DIRECTORS OF
MUTUAL INVESTMENT FUND OF CONNECTICUT, INC.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Mutual Investment Fund of Connecticut, Inc.'s (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2001:

- Confirmation of all cash and securities held by The Bank of New York in the name of the Fund;

- Reconciliation of all such cash and securities to the books and records of the Fund maintained by The Bank of New York as accounting agent for the Fund.

- Agreement of 4 security purchases and 4 security sales or maturities since our last report from the books and records of the Fund to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mutual Investment Fund of Connecticut, Inc. was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

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This report is intended solely for the information and use of the Board of
Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



November 12, 2001

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Mutual Investment Fund of Connecticut, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of October 31, 2001.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001 with respect to securities and similar investments reflected in the investment account of the fund.




Mutual Investment Fund of Connecticut, Inc.


By: /s/ James P. Cronin

James P. Cronin
President
Mutual Investment Fund of Connecticut, Inc.



/s/ Lindsey R. Pinkham

Lindsey R. Pinkham
Secretary & Treasurer
Mutual Investment Fund of Connecticut, Inc.